                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            _______________________
                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO

                            FILED PURSUANT TO 13d-2

                              (Amendment No. __)/1/



                               LSB Industries, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.10 per share
     -------------------------------------------------------------------
                         (Title of Class of Securities)


                                    502160104
       -------------------------------------------------------------------
                                 (CUSIP Number)


                                January 30, 2001
                 -----------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 [_] Rule 13d-1(b)

                                 [X] Rule 13d-1(c)

                                 [_] Rule 13d-1(d)

     /1/ The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                          Forms
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----------------------------
    CUSIP No. 502160104                13G
    -------------------
----------------------------

1.    NAME OF REPORTING PERSON
      IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Paul J. Denby
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------

 Number of Shares       5.  SOLE VOTING POWER                  605,636
 Beneficially Owned By
 Each Reporting Person
 With
                        --------------------------------------------------------
                        6.  SHARED VOTING POWER                 20,184
                        --------------------------------------------------------
                        7.  SOLE DISPOSITIVE POWER             605,636
                        --------------------------------------------------------
                        8.  SHARED DISPOSITIVE POWER            20,184
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           625,820
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                           [_]
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11.   PERCENT
      5.27%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
      IN
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Schedule 13G                          Forms
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Item 1(a).              Name of Issuer
                        LSB Industries, Inc.

Item 1(b).              Address of Issuers' Principal Executive Offices

                        16 South Pennsylvania Avenue
                        Oklahoma City, Oklahoma  73107

Item 2(a).              Name of Person Filing

                        Paul J. Denby

Item 2(b).              Address of Principal Business Office

                        4613 Redwood Court
                        Irving, Texas  75038-6309

Item 2(c).              Citizenship

                        United States of America

Item 2(d).              Title of Class of Securities

                        Common Stock, par value $0.10

                        Preferred Stock, convertible into Common Stock at a ratio of 4.32

Item 2(e).              CUSIP Number

                        502160104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

                        N.A.

Item 4.  Ownership

     The following information is reported as of March 8, 2001.

     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:


                                                                              Power to Vote         Power to Dispose
            Person             No of Securities           % of           --------------        ----------------
                               ----------------           Class        Sole        Shared       Sole       Shared
            ------            Beneficially Owned       -----------  -----------  ----------  -----------  ---------
                             -------------------
         Paul J. Denby          625,820 (1)(2)            5.27%       605,636      20,184      605,636     20,184


---------------------------------------------

     (1) This number represents the total holdings by the Reporting Person of securities of the Issuer, and includes common stock and preferred stock, on an as-converted basis. Each share of preferred stock is convertible into 4.32 shares of common stock at the holder's option.

     (2) This number includes 20,184 shares, on an as-converted basis, owned by the Reporting Person's spouse.



Item 5.   Ownership of Five Percent or Less of a Class

          N.A.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          N.A.

Item 8.   Identification and Classification of Members of the Group

          N.A.

Item 9.   Notice of Dissolution of Group

          N.A.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 19, 2001
--------------
Date

                              By:     /s/ Paul J. Denby
                                     --------------------
                                      Paul J. Denby